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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Nifong Blvd., Ste. 3B
(No. and Street)

Columbia	MO	65203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leann Knuth 573-449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC
(Name – *if individual, state last, first, middle name*)

7285 W. 132nd St., Ste. 210	Overland Park	KS	66213
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE WILBERS
Notary Public - Notary Seal
Cole County - State of Missouri
Commission Number 15634619
My Commission Expires Apr 7, 2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
FOR YEAR ENDED
DECEMBER 31, 2020

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

		2020
CURRENT ASSETS		
Cash	$	290,114
Clearing Deposits (Money Market)		52,560
Due From Alexander LaBrunerie & Co, Inc. (Related Party)		48,817
Commissions Receivable (includes allowance for doubtful accounts of $0)		38,084
Prepaid Expenses		19,316
		448,891
PLANT AND EQUIPMENT		
Leasehold Improvements		13,102
Office Furniture & Equipment		86,320
		99,422
Less Accumulated Depreciation		(71,690)
		27,732
TOTAL ASSETS	$	476,623

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	22,999
Accrued Payroll		11,681
Profit Sharing Contribution Payable		50,396
Due to ALCO-Cost Allocation (Related Party)		43,680
PPP Loan		61,822
TOTAL LIABILITIES		190,578
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued		3,000
Paid in Capital		69,130
Retained Earnings		213,915
TOTAL STOCKHOLDERS' EQUITY		286,045
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	476,623

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2020

		2020
REVENUES		
Securities Commissions	$	9,033
Mutual Funds, Concessions, and Insurance Products-12b-1s		768,226
TOTAL REVENUES	$	777,259
COMMISSIONS PAID		363,981
GROSS PROFIT		413,278
OVERHEAD EXPENSES		
Accounting		46,258
Advertising		1,412
Legal Fees		9,731
Clearing Costs		8,276
Compliance		15,385
Computer Supplies		4,529
Depreciation		6,767
Dues and Subscriptions		1,736
Equipment Rental		50
Finance Charge		41
Meals and Entertainment		162
Insurance		27,435
Office Expense		2,324
Operating Cost Allocation-RIA		93,499
Payroll Taxes		22,640
Pension		63,529
Postage		587
Reimbursements		162
Repairs and Maintenance		1,882
Salaries & Wages		211,303
Taxes and Licenses		2,608
Utilities		20,566
Website		842
TOTAL OVERHEAD EXPENSES		541,724
OPERATING INCOME (LOSS)		(128,446)
OTHER INCOME		
Interest Income		227
Dividends		192
Expense Reimbursement		6,294
Management Fee		190,000
Other Income		1,174
TOTAL OTHER INCOME		197,887
OTHER EXPENSE		
Interest Expense		357
TOTAL OTHER EXPENSE		357
NET INCOME	$	69,084

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2019	$ 3,000	$ 69,130	$ 424,831	$ 496,961
Net Income (Loss)	-	-	69,084	69,084
Shareholder Distributions	-	-	(280,000)	(280,000)
BALANCE, DECEMBER 31, 2020	$ 3,000	$ 69,130	$ 213,915	$ 286,045

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		2020
Net Income (Loss)	$	69,084
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Depreciation		6,767
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable		5,401
Due From Alexander LaBrunerie & Co, Inc. (Related Party)		101,230
Accounts Payable		(4,448)
Accrued Payroll		48
Profit Sharing Contribution Payable		15,397
Due to ALCO-Cost Allocation (Related Party)		(180,911)
Prepaid Expenses		2,300
NET CASH PROVIDED BY OPERATING ACTIVITIES		14,868
NET CASH PROVIDED BY FINANCING ACTIVITIES		
PPP Loan		61,500
Shareholder Distributions		(280,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		(218,500)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(203,632)
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR		546,306
CASH AND CASH EQUIVALENTS-END OF YEAR	$	342,674

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2020.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994, and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid. The Company's major sources of revenue are investment 12b-1 fees, insurance commissions, and other transactional fees.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Plant and equipment are depreciated using the straight-line method over their useful lives ranging from three to forty years. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2020 were $38,084. Commissions payable at December 31, 2020 were $16,872. Commissions receivable are carried at their gross value with no discount.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Allowance for Doubtful Accounts: An allowance for uncollectible accounts receivable is not considered necessary.

Revenue Recognition: The Company receives revenues from investment 12b-1 fees, insurance commissions, and other transactional fees. Revenues are recognized on the trade date. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

The Company has adopted ASC 606. Pursuant to ASC 606, the Company's core principle for revenue recognition is to "depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." The Company recognizes revenue when it satisfies its obligations under a contract by closing private placement transactions or when serving as a financial adviser for a closed transaction.

NOTE B—CASH AND CASH EQUIVALENTS

For purposes of the statement of financial condition and statement of cash flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in money market funds, with an original maturity of three months or less when purchased. The following is the composition of the combined accounts appearing in the financial statements:

	2020
Cash in Bank	$ 290,114
Money Market Funds	52,560
Total Cash and Cash Equivalents	$ 342,674

NOTE C—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation and amortization, at December 31:

	2020
Furniture and Equipment	$ 86,320
Leasehold Improvements	13,102
	99,422
Accumulated Depreciation	(71,690)
Total Plant and Equipment - Net	$ 27,732

Depreciation expense for the year ended December 31, 2020 was $6,767.

NOTE D—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2020, the Company had net capital of $189,129 ($139,129 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 100.77% for 2020.

NOTE E—CONTROL REQUIREMENTS

There are no amounts as of December 31, 2020, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE F—RELATED PARTY TRANSACTIONS

Alex LaBrunerie is the majority shareholder in Alexander LaBrunerie & Co, Inc. For the year ending December 31, 2020 Alexander LaBrunerie & Co, Inc. paid LaBrunerie Financial an administrative fee of $190,000 which is reported as other income in the statement of income and comprehensive income.

NOTE F—RELATED PARTY TRANSACTIONS (continued)

The Company occupies office space in a building that is owned by Alex LaBrunerie. The Company is responsible for paying condominium fees, common area maintenance, and real estate taxes and these items are paid directly to the appropriate vendors by Alexander LaBrunerie & Co. The Company incurred $93,499 as part of a shared expense agreement, $43,680 of which was due to Alexander LaBrunerie & Co, Inc. at December 31, 2020. At December 31, 2020, Alexander LaBrunerie & Co., Inc. owed the Company $48,817.

NOTE G—SUBSEQUENT EVENTS

Subsequent events have been evaluated through February xx, 2021, which is the date the financial statements were available to be issued. There are no events or transactions occurring after December 31, 2020 required to be reported or disclosed.

NOTE H—INCOME TAXES

LaBrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2019, 2018, and 2017 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE I—PENSION PLAN:

The company maintains a 401(k) Profit Sharing Plan. The Plan covers all eligible employees and is held in trust by Principal. Eligibility is limited to employees who have completed one year of service and have attained age 18. The Company's contributions totaled $63,529 for the year ended December 31, 2020. At December 31, 2020 the Company had an accrued contribution payable of $50,396.

NOTE J – CONCENTRATIONS AND CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. These deposits are kept within limits designed to prevent risks caused by concentration. The account balances maintained are covered by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for December 31, 2020. At December 31, 2020, the Company had a balance in excess of FDIC insurance by $0. The Company has not sustained any losses due to exposure noted above.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2020, margin accounts guaranteed by the Company were not material.

NOTE J – CONCENTRATIONS AND CREDIT RISK (continued)

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

During the year ended December 31, 2020, approximately 70% of all of the Company's revenues were produced by one individual. During the year ended December 31, 2020, approximately 56% of all of the Company's revenues were received from two vendors producing 46% and 10%, respectively.

NOTE K – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies requiring disclosure as of the year ending December 31, 2020.

NOTE L – PAYROLL PROTECTION PROGRAM (PPP) LOAN

During the year ended December 31, 2020, the Company obtained an unsecured Payroll Protection Program (PPP) loan from the Small Business Administration (SBA) via Commerce Bank. The $61,500 loan was effective April 2020 with a maturity date of two years from the date of the loan and a fixed interest rate of 1% per year. The payments on the loan are deferred for 6 months from the date of the loan, though interest will continue to accrue during the deferment period. No payments have been made on the PPP loan as of December 31, 2020. As part of the SBA's PPP loan program, borrowers may apply for forgiveness of the amount due on the loan subject to certain PPP loan program guidelines. While the Company believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, the Company cannot assure that actions will not be taken that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part. No portion of the loan has been forgiven as of December 31, 2020.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

SCHEDULE I
LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2020

		2020
Net Capital		
Ownership Equity	$	286,045
Less Non Allowable Assets		
Net Fixed Assets		(27,732)
Due From Alexander LaBrunerie & Co, Inc.		(48,817)
Commissions Receivable more than 30 days past due		-
Prepaid Insurance		(19,316)
Total Allowable Capital		190,180
Less Regulatory Reduction on Investments		1,051
Total Net Capital		189,129
Minimun Net Capital Requirement		(50,000)
Excess Over Minimum Net Capital Requirement		139,129
Total Aggregate Indebtedness	$	190,578
Ratio of Aggregate Indebtedness to Net Capital		100.77%

A reconciliation of the company's computation of the net capital is not necessary because there were no material differences between audited net capital and net capital reported in the Part IIA FOCUS report.